FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire Pharmaceuticals Inc. 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc
Jersey (Channel Islands)
5 Riverwalk, City West Business Campus
Dublin, 24
Republic Of Ireland

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire Pharmaceuticals Inc.
401(k) Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedules as of and for the year ended December 31, 2009 and
Report of Independent Registered Public Accounting Firm

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–14

SUPPLEMENTAL SCHEDULES —

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	16

Form 5500, Schedule H, Part IV, Question 4a — Delinquent Participant Contributions as of December 31, 2009	17

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire Pharmaceuticals Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire Pharmaceuticals Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) delinquent participant contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

Philadelphia, PA
June 10, 2010

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:

Investments — at fair value:
Cash	$707,330	$488,897
Collective investment fund	15,417,776	13,051,873
Mutual funds	171,948,051	102,934,578
Shire plc stock	18,450,525	12,477,857
Participant loans	3,611,400	2,891,568

Total investments — at fair value	210,135,082	131,844,773

Receivables:
Employer contributions	2,318,533	261
Participant contributions	599,850	194
Income receivable	194	24,592

Total receivables	2,918,577	25,047

Total assets	213,053,659	131,869,820

LIABILITIES:
Accrued expenses	50,000	50,000

Total liabilities	50,000	50,000

Net assets available for benefits, at fair value	213,003,659	131,819,820

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	286,696	410,363

NET ASSETS AVAILABLE FOR BENEFITS	$213,290,355	$132,230,183

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Investment activity:
Net appreciation (depreciation) in fair value of investments	$46,918,780	$(62,060,270)
Interest and dividends	282,300	296,427

Total investment activity	47,201,080	(61,763,843)
Contributions:
Participant	21,650,830	20,106,399
Participant rollovers	2,874,621	3,391,641
Employer	21,558,286	19,109,361

Total contributions	46,083,737	42,607,401

Benefits paid to participants	(11,951,067)	(9,392,782)
Administrative expenses	(273,578)	(159,712)

Total deductions	(12,224,645)	(9,552,494)

NET INCREASE (DECREASE)	81,060,172	(28,708,936)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	132,230,183	160,939,119

End of year	$213,290,355	$132,230,183

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	PLAN DESCRIPTION

Effective January 1, 2005, the 1997 Restated Shire 401(k) Savings Plan was renamed the Shire Pharmaceuticals Inc. 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of certain U.S. subsidiaries of Shire plc.  The Plan sponsor is Shire Pharmaceuticals, Inc. Subsidiaries covered by the Plan as of December 31, 2009 and 2008, include Shire Pharmaceuticals, Shire US Inc., Shire LLC, Shire Executive, Shire Owings Mills, Shire Development, Shire Regulatory, and Human Genetic Therapies,  (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining age 18, through Shire Pharmaceuticals Inc. 401(k) Savings Plan Auto Enrollment process.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan.  Fidelity Investments Institutional Operations Company Inc. is the record keeper of the Plan.   Management of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is also intended as a plan described in Section 401(k) of ERISA.  In addition, because the Plan allows participants to invest pre-tax contributions in the Shire Pharmaceuticals Stock Fund (the “Shire Stock Fund”), the Plan and the stock offered thereunder are registered under the Securities Act of 1933.

Contributions — Each year, participants may defer up to 90% of eligible pre-tax compensation, as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations ($16,500 and $15,500 in calendar year 2009 and 2008, respectively). If an employee has attained age 50 before the end of the calendar year, pre-tax contributions may be made at any time throughout the year up to an additional limit of $5,500 and $5,000 for 2009 and 2008, respectively. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

New hires are automatically enrolled in the Plan at an initial deferral rate of 3% of compensation.  Participants have the option at anytime to increase or decrease their deferral percentage.  Employees have a 30-day window to opt out of the initial 3% deferral rate.

The Company elected to make safe harbor matching contributions in 2009 and 2008 in accordance with statutory requirements. Participants are entitled to receive safe harbor matching contributions in an amount equal to $2.33 for each $1.00 contributed by the participant up to the first 3% of compensation. There is no change in the Company matching contribution formula. Additional discretionary amounts may be contributed at the option of the Company.  There were no discretionary contributions made in 2009.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, and the Shire Stock Fund.  Participants who are automatically enrolled in the Plan will have their accounts initially invested in an age-appropriate Freedom Fund, however, participants may change their investment funds at any time.   All Company contributions are invested in a portfolio of investments directed by the participant.  Contributions to the Shire Stock Fund will be limited to no more than 50% of a participant’s deferral contributions and no more than 50% of a participant’s entire balance as a whole can be invested in the Shire Stock Fund.  Only future exchanges and deferral contributions that will bring participants over a 50% deferral rate in the Shire Stock Fund or 50% of their account balance in the Shire Stock Fund are affected.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is periodically adjusted to reflect participant and Company contributions, as well as investment income or loss, withdrawals, and administrative expenses. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies along with investment advisory fees from the Company’s investment advisor, Captrust. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in Company matching contributions. A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for Company matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan. Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions and Company matching contributions made into the Plan.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 to 9.25% at December 31, 2009, which are commensurate with local prevailing rates as determined at the inception of each loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits — On termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary. The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Expenses of the Plan — The Company pays certain administrative expenses of the Plan or they may be paid from the forfeiture account of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures — If a participant terminates employment prior to becoming fully vested, the non-vested portion of the participant’s account, as defined by the Plan, is forfeited. Upon the earlier of a participant receiving a distribution or incurring five consecutive one year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. Forfeitures may also be used to offset Plan and recordkeeping expenses. At December 31, 2009 and 2008 forfeited non-vested accounts totaled $805,715 and $1,010,919, respectively. During the year ended December 31, 2009 and 2008 forfeited amounts were used to pay Plan recordkeeping expenses in the amount of $205,204 and $80,474, respectively.

Plan Amendments – Several features and services were added effective September 2, 2008 including the following:
•	The maximum time frame for loans used for the purchase of a primary residence changed from 10 years to 15 years.
•	The Plan added the ability to roll after-tax money from a former qualified retirement plan into the Shire Pharmaceuticals 401(k) Savings Plan.

There were no Plan amendments adopted or effective during the Plan year ended December 31, 2009.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is a restatement of generally accepted principles (“GAAP”) that incorporates guidance from level I through IV of the GAAP hierarchy in FASB statement No. 168 (FASB ASC 105).  For annual periods ended after September 15, 2009, accounting standards are referenced by the applicable FASB ASC topic code.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  During the year ended December 31, 2009 and 2008, the fair value of investments appreciated (depreciated) by $46,918,780 and ($62,060,270), respectively, due to market volatility related to economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Fair Value Measurements – The financial statements reflect the prospective adoption of ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157, Fair Value Measurements (“FASB Statement 157”)), as of the beginning of the year ended December 31, 2008 (see Note 4).  ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring value, and requires additional disclosures about fair value measurements.  The effect of the adoption of ASC 820 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4,  Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

New Accounting Standards to Be Adopted —  ASU No. 2010-06, Fair Value Measurements and Disclosures – In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

Investment Valuation —The Plan’s investments are stated at fair value. The Company stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted to contract value.  Contract Value is principal plus accrued interest.   The participant loans, all of which mature by the end of 2024 and are secured by vested account balances of borrowing participants, are valued at amortized cost, which approximates fair value.

Income Recognition — Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses to the plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits — Benefits are recorded when paid.

3.	STABLE VALUE FUNDS

Effective September 2, 2008 the Plan invests in the Fidelity Managed Income Portfolio, which is a stable value fund that is a common collective trust. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity.  The Fidelity Managed Income Portfolio and the Fidelity Advisor Stable Value Portfolio are generally comprised of the same underlying investments and have similar operating characteristics.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

In accordance with ASC 962 Plan Accounting – Defined Contribution Pension Plans (formerly FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statements of changes in net assets available for benefits is presented on a contract value basis.

All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Plan.

The average yields for the Fidelity Advisor Stable Value Portfolio as of December 31 are as follows:

	2009	2008

Based on annualized earnings (1)	2.70%	3.42%
Based on interest rate credited to participants (2)	1.35%	2.83%

The average yields for the Fidelity Managed Income Portfolio as of December 31 are as follows:

	2009	2008

Based on annualized earnings (1)	3.16%	3.57%
Based on interest rate credited to participants (2)	1.20%	3.04%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the   plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the     plan year by the fair value of the investments on the same date.

4.	INVESTMENTS

Fair Value Measurements - The Plan adopted ASC 820, Fair Value Measurements and Disclosures, effective January 1, 2008, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities at the measurement date;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

Investments measured at fair value consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Cash	$707,330	$-	$-	$707,330
Common Stock	18,450,525	-	-	18,450,525
Mutual Funds	171,948,051	-	-	171,948,051
Collective investment fund	-	15,417,776	-	15,417,776
Participant loans	-	-	3,611,400	3,611,400
Total investments measured at fair value	$191,105,906	$15,417,776	$3,611,400	$210,135,082

The valuation techniques used to measure fair value of the investments are included in Note 2.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 Assets
Participant Loans
Balance as of January 1, 2009	$2,891,568
Loan Repayment Principal	(1,085,363)
Benefit Payments	(315,254)
Loan Withdrawals	2,120,449
Balance as of December 31, 2009	$3,611,400

Investments measured at fair value consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Cash	$488,897	$-	$-	$488,897
Common Stock	12,477,857	-	-	12,477,857
Mutual Funds	102,934,578	-	-	102,934,578
Collective investment fund	-	13,051,873	-	13,051,873
Participant loans	-	-	2,891,568	2,891,568
Total investments measured at fair value	$115,901,332	$13,051,873	$2,891,568	$131,844,773

The valuation techniques used to measure fair value of the investments are included in Note 2.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$2,281,387
Loan Repayment Principal	(977,852)
Benefit Payments	(317,654)
Loan Withdrawals	1,905,687
Balance as of December 31, 2008	$2,891,568

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008

*Trustee-Fidelity

* Shire plc Common Stock Fund	18,450,525	12,477,857
Morgan Stanley Inst Mid Cap Growth I	17,032,712	9,023,014
American Funds EuroPacific Growth R5	16,797,005	10,876,426
PIMCO Total Return Institutional	16,169,327	11,125,155
* Fidelity Managed Income Portfolio	15,417,776
Oppenheimer Developing Markets	14,478,068
Allianz NFJ Dividend Value Institutional	14,104,987	11,449,635
American Funds Growth Fund of America R5	13,835,857	8,218,672
BlackRock Small Cap Growth Equity Institutional	12,206,462	7,887,921
Victory Diversified Stock Fund	11,393,393	8,346,701
* Fidelity Advisor Stable Value Portfolio		11,074,583

*Denotes a party-in-interest

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Mutual funds	$42,052,637	$(56,735,335)
Shire plc common stock	4,634,086	(5,721,741)
Collective investment funds	232,057	396,806

Total	$46,918,780	$(62,060,270)

5.	EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund.  In addition, the Plan invests in Shire plc Common Stock. Shire Pharmaceuticals, Inc. is the Plan sponsor and therefore, these transactions qualify as related party transactions. The Plan held 314,319 and 278,648 shares of the Shire Stock Fund at a fair value of $18,450,525 and $12,477,857 at December 31, 2009 and 2008, respectively.   In connection with the Shire Stock Fund, the Plan earned $87,017 and $61,995 in dividends in 2009 and 2008, respectively.    The Plan also makes loans to participants.

6.	NON EXEMPT PARTY IN INTEREST TRANSACTIONS

The Company remitted the following participant contributions and loan repayments to the trustee subsequent to the date required by Department of Labor (“D.O.L.”) Regulation 2510.3-102.

Contribution Date	Amount	Remittance Date

Payroll contributions:
January 16, 2009	$ 1,441,919	January 30, 2009
January 23, 2009	8,363	February 6, 2009
January 30, 2009	1,454,875	February 12, 2009
March 18, 2009	7,383	April 6, 2009
March 20, 2009	965,389	April 8, 2009
April 24, 2009	1,352,421	May 11, 2009
May 22, 2009	1,335,732	June 5, 2009
June 19, 2009	1,357,316	July 8, 2009

The Company is in the process of filing Form 5330 with the Internal Revenue Service and will pay an excise tax related to the nonexempt party in interest transactions.  The company will also calculate and remit to the Plan an amount representing the earnings that the contributions would have earned if they had been deposited timely.

The Plan remitted a July 2007 participant contribution of $5,000 to the trustee on February 8, 2008, which was later than required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Plan filed Form 5330 with the Internal Revenue Service for 2008 and 2007 and paid the required excise tax on the transaction. In addition, the participant’s account has been credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2008. The Plan has received a favorable determination letter from the IRS, dated June 17, 2004. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been made in the accompanying financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008.

	2009	2008

Net assets available for benefits per the financial statements	$213,290,355	$132,230,183

Adjustment for amounts withdrawn from Plan, but not paid	(18,410)	(36,414)

Adjustment from fair value to contract value for fully benefit−responsive investment contracts	(286,696)	(410,363)

Net assets available for benefits per Form 5500, Schedule H Part I (line L)	$212,985,249	$131,783,406

For the years ended December 31, 2009 and 2008, the following is a reconciliation of the net investment (loss)/income per the financial statements to the Form 5500:

	2009	2008

Total additions (investment income and contributions) per the financial statements	$93,284,817	$(19,156,442)

Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	410,363	40,867

Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(286,696)	(410,363)

Total income (loss) per Form 5500, Schedule H, Part II (line 2d)	$93,408,484	$(19,525,938)

For the years ended December 31, 2009 and 2008, the following is a reconciliation of total deductions per the financial statements to form 5500:

	2009	2008

Total deductions per the financial statements	$12,224,645	$9,552,494

Prior year adjustments for amounts withdrawn from Plan, but paid	(36,414)	(9,990)

Current year adjustments for amounts withdrawn from Plan, but not paid	18,410	36,414

Total Expenses per Form 5500, Schedule H, Part II (line 2j)	$12,206,641	$9,578,918

*****

SUPPLEMENTAL SCHEDULES

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009 Plan # 001 EIN # 22-2429994

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Value

	CASH—
*	Fidelity Investments	Interest Bearing Cash	$707,330

	MUTUAL FUNDS—
	PIMCO Funds	PIMCO Total Return Institutional	16,169,327
	Natixis Funds	Loomis Sayles Strategic Income A	5,012,024
	Allianz Funds	Allianz NFJ Dividend Value Institutional	14,104,987
	Victory Funds	Victory Diversified Stock A	11,393,393
	American Funds	American Funds Growth Fund of America R5	13,835,857
	Morgan Stanley Funds	Morgan Stanley Inst Mid Cap Growth I	17,032,712
	American Funds	American Funds EuroPacific Growth R5	16,797,005
	Keeley Funds	Keeley Small Cap Value A	4,728,134
	BlackRock Funds	BlackRock Small Cap Growth Equity Institutional	12,206,462
	Oppenheimer Funds	Oppenheimer Developing Markets A	14,478,068
*	Fidelity Investments	Fidelity Spartan Extended Mkt Index Inv	1,807,028
*	Fidelity Investments	Fidelity Spartan US Equity Index Fund	4,261,105
*	Fidelity Investments	Fidelity Value	8,594,051
*	Fidelity Investments	Fidelity Freedom 2000	221,585
*	Fidelity Investments	Fidelity Freedom 2005	51,679
*	Fidelity Investments	Fidelity Freedom 2010	733,835
*	Fidelity Investments	Fidelity Freedom 2015	726,553
*	Fidelity Investments	Fidelity Freedom 2020	7,384,037
*	Fidelity Investments	Fidelity Freedom 2025	2,024,121
*	Fidelity Investments	Fidelity Freedom 2030	6,052,080
*	Fidelity Investments	Fidelity Freedom 2035	2,907,960
*	Fidelity Investments	Fidelity Freedom 2040	7,134,957
*	Fidelity Investments	Fidelity Freedom 2045	2,681,808
*	Fidelity Investments	Fidelity Freedom 2050	1,190,553
*	Fidelity Investments	Fidelity Freedom Income	418,728

	Total Mutual Funds		171,948,051

	CORPORATE STOCK—
*	Shire plc Common Stock	Shire plc Common Stock	18,450,525

	COLLECTIVE INVESTMENT FUNDS—
*	Fidelity Investments	Managed Income Fund Portfolio	15,417,776

	PARTICIPANT LOANS—	Participant loans ranging from 1 to 15 years maturity
*	Various participants	with interest rates ranging from 4.25 to 9.25%	3,611,400

	TOTAL INVESTMENTS - at fair value		$210,135,082
*	Party-in-interest.
**	Column (d), cost, has been omitted, as all investments are participant-directed.

SHIRE PHARMACUETICALS INC. 401(K) SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred	Contributions Not Corrected		Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP		Total Fully Corrected under VFCP and PTE 2002-51
Late to the Plan

Check here if late participant loan
contributions are included X	$7,923,398	$		$		$

Participant contribution for an employee was not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.
Various participant contributions throughout 2009 amounting to $7,923,398 were remitted after the 8 busines day commitment listed in Shire's funding process documents. For additional details please see the table in note 6 of the Plan financial statements.

Signatures

The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shire Pharmaceuticals Inc. 401(k) Savings Plan
(Name of Plan)

Date:	June 10, 2010	/s/ Anita Graham
Anita Graham/EVP and Chief Administrative Officer, Member of the Investment Advisory Committee

/s/ Scott Applebaum
Scott Applebaum/SVP and Associate General Counsel, Member of the Investment Advisory Committee